UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2018

COMMISSION FILE Number. 000-29338

CORREVIO PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Effective May 15, 2018, Cardiome Pharma Corp. ("Cardiome") and Correvio Pharma Corp. ("Correvio") completed a court-approved statutory plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. Under the Arrangement each holder of common shares of Cardiome received one common share of Correvio.

Prior to the Arrangement, the Cardiome common shares were registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon effectiveness of the Arrangement, the common shares of Correvio were deemed registered under Section 12(b) of the Exchange Act, with Correvio deemed to be a successor issuer to Cardiome pursuant to Rule 12g-3(a) under the Exchange Act.

As a result, effective May 15, 2018, filings with the SEC will be made by Correvio (and no longer by Cardiome).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Consolidated Financial Statements
99.3	Material Change Report Dated May 15, 2018
99.4	Certificate of Filing - CEO
99.5	Certificate of Filing - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORREVIO PHARMA CORP.
(Registrant)

Date: May 15, 2018	By:	/s/ Justin Renz
Name: Justin Renz
Title: Chief Financial Officer